UNITED STATES OF AMERICA

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13-A - 16 OR 15D - 16

OF THE SECURITIES AND EXCHANGE ACT OF 1934

March 2, 2004

AES GENER S.A.

(Exact name of registrant as specified in its charter)

AES GENER INC.

(Translation of registrant's name into English)

Mariano Sanchez Fontecilla 310, 3th Floor, Santiago Chile (562) 6868900

(Address and phone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

On February 23, 2004 the Registrant filed with the Superintendencia de Valores y Seguros of Chile (the "SVS") the material fact related to the modifications on the restructuring plan that AES Gener begun by the end of last year. Attached is a free English translation of the report that was filed by the Registration with the Superintendencia de Valores y Seguros of Chile (SVS).

TABLE OF CONTENTS

Page

- Material Fact 5

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AES GENER S.A.

Date: March 2, 2004 By : /S/ FRANCISCO CASTRO .

Franciso Castro

Chief Financial Officer

Santiago, February 23, 2004

Office of Filings and information Services

Securities and Exchange Commission

450 Fifth Street, N.W.

Mail Stop 1-4

Washington, D.C. 20549

U.S.A.

Re.: AES Gener S.A.

Form 6-K File N. 1-13210

Dear Sirs:

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934, we hereby enclose one originally executed copy of Form 6-K with information of a Material Fact related to the debt-restructuring plan of AES Gener. Such Form is an English translation of the report that Gener filed in Spanish on February 23, 2004 with the Superintendencia de Valores y Seguros de Chile.

Yours sincerely,

AES Gener S.A.

Francisco Castro

Chief Financial Officer

Santiago, February 23, 2004

Mr.

Alejandro Ferreiro Yazigi

Superintend Securities and Insurance

Material Fact

Dear Sir,

We inform this Superintendence that, as a material fact, on February 22, 2004, the Board of Directors of AES Gener S.A., during an extraordinary meeting, authorized the General Manager to inform you of certain modifications to the original plan that has been developed since the end of last year, to refinance the liabilities, as well as certain transactions already informed.

1. Inversiones Cachagua has announced the payment to AES Gener of the outstanding amount under the mercantile account, on February 27, 2004;

2. The company will call an extraordinary shareholders meeting to address the following issues: (1) Remove the equity increase approved in the Extraordinary Shareholder's Meeting held on November 21, 2003, and thereafter, consent to a new equity increase up to the equivalent of USD 125 million or the amount that then established, by means of the issue of the necessary paying stocks to implement such equity increase, which will be subscribe only by the shareholders; and (2) Modify the By-Laws as follow: (a) Increase the minimum quorum required by the shareholder's meeting to approve certain subjects, such as transactions with related parties that require the shareholder's approval, the consent of contributions and goods different than cash and others, which may be required to attract new investors or other objectives under the restructuring plan of the company; (b) Increase the minimum quorum required by the shareholder's meeting to modify (i) the abovementioned rules included in the By-Laws, (ii) the rights reserved to the shareholder's meeting or the limitations to the power of the board of directors; and (iii) number of members in the board of directors, either to increase or decrease; and modify or add other minimal quorums or rules determined by the shareholder's meeting to attract new investors; including other subjects indicated in article 67 of Law 18.046, related to Publicly Trading Companies, or other objectives under the restructuring plan of the company; (c) Increase the minimum quorum required by the board of directors to approve agreements related with the transactions (i) referred to under article 44 of Law 18.046, related to Publicly Trading Companies and (ii) among the company and related persons; and modify or add other minimal quorums or rules determined by the shareholder's meeting to attract new investors, or other objectives under the restructuring plan of the company; and (d) Adjust the distribution of dividends above the minimum legal amount.

3. AES Gener will issue new bonds for approximately US$ 300,000,000 in the international markets under rule 144a and regulation S, during March 2004;

4. The company expects to obtain a syndicated bank facility for approximately US$ 75,000,000, to be funded during March 2004;

5. With the proceeds from the abovementioned transactions, AES Gener will make an early payment of the bonds due in 2005 and 2006, as defined in the tender offers in Chile and in the United States of America;

6. Inversiones Cachagua stated that its intention to deposit the proceeds from the its share in the dividend payment of company, as collateral, if necessary, to be finance a portion of the payments under the tender offers;

7. The company is negotiating with the note holders of the subsidiaries TermoAndes and InterAndes. According to the proposed terms and conditions, these note holders will receive a prepayment, to be funded with the balance of the trust accounts of these subsidiaries and a portion of the proceeds from the restructuring process of the company. In exchange, these note holders will grant a new loan to the company, to repurchase the notes, and therefore by means of the new loan extend the maturity of the debt from 2007 to 2010. The consummation of this transaction depends on the closure of the restructuring plan;

8. The company has modified the tender offers for its bonds: (i) the Chilean convertible bonds, has been extended until April 1, 2004 and the price has been increased to 105% of par value on March 3, 2004, to 104.98% of par value, on April 2, 2004; (ii) the payment of U.S. convertible has been extended until April 1, 2004 and the price has been increased to US$ 1,035.785 from US$ 1,035 per US$ 1,000 of bond tendered, plus unpaid and accrued interests, and (iii) the expiration of the yankee bond tender offer has been extended until February 27, 2004.

9. Inversiones Cachagua has informed its intention to subscribe its portion of the equity increase of the company, maintaining however, its intention to sell a minority ownership through an offer in the local and international markets.

Sincerely yours,

Luis Felipe Ceron Ceron

General Manager

AES Gener S.A.